BIOHEART, INC.
     August 9, 2007
VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Riedler, Assistant Director
Mail Stop 6010
Bioheart, Inc.
Registration Statement on Form S-1, Amendment No. 3
Filed July 12, 2007
File No. 333-140672
Dear Mr. Riedler:
I, William M. Pinon, President and Chief Executive Officer of Bioheart, Inc., a Florida corporation (the “Company”), am writing on behalf of the Company to respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated July 20, 2007, addressed to me, with respect to the above-referenced filing (the “SEC Comment Letter”). A marked copy of Amendment No. 3 (“Amendment No. 3”) showing the changes from Amendment No. 2 to the Registration Statement is attached for your reference. The changes made in Amendment No. 3 are principally in response to the Staff’s comments as set forth in the SEC Comment Letter and to update business and financial information since the Company’s previous filing.
For your convenience, the numbered responses set forth below contain each of the Staff’s comments in total, set off in italics, and correspond to the numbered comments contained in the SEC Comment Letter. Page references in the text of the response correspond to the pages of the enclosed marked copy of Amendment No. 3.
Form S-1
Collaboration with Biosense Webster involving MyoStar...page 89
1.	We note the response and revisions pursuant to comment 1.
•	Since you state that the agreement may terminate after two years, please state the date when the agreement was entered into.

•	We note you filed the agreement with Biosense Webster as an exhibit. However, Appendix A is not included on EDGAR. Please re-file the entire agreement, including all attachments on EDGAR.
RESPONSE: The Company has revised the disclosure on page 90 of Amendment No. 3 to state the date when the agreement with Biosense Webster (the “Agreement”) was entered into. The Company respectfully advises the Staff that, although the Agreement references an Appendix A, Appendix A was not completed and delivered. The Company has re-filed the agreement, with a notation on Appendix A, that this Appendix was intentionally omitted by the parties.

Securities and Exchange Commission
August 9, 2007

We depend on third parties to assist us in the conduct...page 14
2. We note that your contract research organization for the MYOHEART Trial is going out of business. Please discuss this issue in a new, separate risk factor. Alternatively, confirm for us in your response letter, if true, that you do not anticipate any material difficulties in replacing the CRO.
RESPONSE: The Company respectfully confirms to the Staff that it does not anticipate any material difficulties in locating replacement service providers to perform the services previously provided by its full-service contract research organization for the MYOHEART Trial. The Company supplementally advises the Staff that, since all of the patients enrolled in the MYOHEART Trial have undergone MyoCell implantation and either are in or have completed the trial follow-up, the Company does not anticipate engaging another full service contract research organization to complete the trial, but rather anticipates retaining (i) a database manager and (ii) two or more independent physicians to complete the independent data verification readings of patient films. As of the date hereof, the Company has engaged a database manager and one physician to complete the independent data verification readings of patient films for two of the three parameters requiring independent analysis. The Company anticipates that it will shortly engage one additional physician to complete the independent data verification readings of patient films for the other parameter to be read. The Company has revised its disclosure in the risk factor on page 14 of Amendment No. 3 to clarify that it does not intend to engage a replacement full service contract research organization to replace the contract research organization that is going out of business.
Use of Proceeds, page 41
3. We note that pursuant to comment 4, you included language stating you do not currently have “agreements or understandings relating to the acquisition of technologies or businesses or the establishment of partnerships or collaborative opportunities with respect to which [you] anticipate using the proceeds of this offering.” However, this statement is preceded by “Except as otherwise described in this prospectus.” Please ensure your Use of Proceeds section describes the planned use of proceeds. If you currently have any agreements or understandings for which you are planning to use the proceeds from this offering, you should briefly describe them and state an approximate amount for each in the Use of Proceeds section.
RESPONSE: The Company respectfully advises the Staff that it believes that, in accordance with Item 504 of Regulation S-K, the “Use of Proceeds” section states each “principal purpose” for which the net proceeds to the Company from the securities to be offered in this offering are intended to be used and the approximate amount intended to be used for each such purpose.
As described in Amendment No. 3, the Company currently has a number of collaborative arrangements, including, as examples, its collaboration with Biosense Webster involving MyoStar and the MyoStar System (the “MyoStar Collaboration”) (see description on page 90 of Amendment No. 3) and its relationships with a number of third parties within and outside the United States on various research and product development projects (the “Research Collaborations”) (see description on page 91 of Amendment No. 3).

Securities and Exchange Commission
August 9, 2007

Certain of the net proceeds of this offering are anticipated to be used in connection with these collaborative arrangements. However, in accordance with Instruction 2 to Item 504 of Regulation S-K, the Company has included the anticipated expenditures of such proceeds within the broader categories to which such uses of proceeds relate and has not provided a detailed breakdown of proposed expenditures within these categories. For example, amounts anticipated to be spent in connection with the MyoStar Collaboration are included in the approximately $17.0 million anticipated to be used for the MARVEL and SEISMIC Trials and amounts anticipated to be spent in connection with the Research Collaborations are included in the approximately $3.2 million anticipated to be used for the further development, preclinical testing and/or commencement of Phase I clinical testing of our other pipeline product candidates. The Company believes this approach is consistent with Regulation S-K and, without including unnecessary detail, provides potential investors with all of the information necessary to their understanding of the “principal purposes” for which the Company intends to use the proceeds of this offering.
The Company has revised its disclosure on page 41 of Amendment No. 3 to clarify that, the enumerated uses of the offering proceeds include all of the proceeds the Company expects to utilize to make payments under its existing license agreements, collaborative agreements, partnerships and joint ventures.
Supply Agreements, page 91
4. We note the new discussion of the agreement with BioLife Solutions, Inc. Please file this agreement as an exhibit. Also, please disclose the amount of the annual fee in this section of your filing.
RESPONSE: The Company has filed the agreement with BioLife Solutions, Inc. (the “Supply Agreement”) as Exhibit 10.21 with Amendment No. 3. Please note that the Company has supplementally provided the Staff with an application seeking confidential treatment (the “Confidential Treatment Application”) of certain provisions of this Supply Agreement (the “Confidential Information”) on the grounds that the Confidential Information constitutes “trade secrets and commercial or financial information obtained from a person and privileged or confidential” within the meaning of Exemption 4 of the Freedom of Information Act. Among other terms, the Confidential Information includes the amount of the annual fee payable by the Company to BioLife Solutions. For the reasons described in the Confidential Treatment Application, the Company believes that disclosure of this amount is not material for purposes of an investment decision in the Company’s common stock and would result in substantial commercial harm to the Company and BioLife if released to the public. In accordance with the Securities Act rules, the Company has provided the Staff with an unredacted copy of this agreement as part of the Confidential Treatment Application.
Consolidated Financial Statements — Years Ended December 31, 2006, page F-1
Notes to Consolidated Financial Statements, page F-7

Securities and Exchange Commission
August 9, 2007

8. Stockholders Equity, page F-16
5. Since you have not disclosed an estimated offering price we are deferring a final evaluation of stock compensation and other costs recognized until the estimated offering price is specified and we may have further comment in this regard when the amendment containing the information is filed. In order for us to fully understand the equity fair market valuations reflected in your financial statements based on the estimated common stock valuations disclosed on page 51, please provide us the following supplemental information:
     a. The date of the completion of the transaction for the sale of 1,731,522 common shares at $4.75 per share in fiscal year 2006 disclosed on page F-16;
     b. The identity of the recipients of that offering, indicating if they were a related party;
     c. How the pricing of that offering was factored into the fair value computation of $3.50 determined at August 2006 and used for the granting of stock and option awards shown on page 121; and
     d. Explain the difference between the $3.50 fair value used for the above options granted in August 2006 and the $4.75 fair value used for the August 1, 2006 grant of options to members of the board of directors on page 124.
RESPONSE: The Company supplementally advises the Staff that:
     a. Between August 2006 and December 31, 2006, the Company sold 1,731,522 common shares at $4.75 in a private placement (the “Private Placement”) to accredited investors (the “2006 Investors”). In 2007, the Company completed the Private Placement and sold an additional 875,002 pursuant to subscription agreements executed prior to February 13, 2007.
     b. The Company has provided to the Staff, under separate cover, a list of the 2006 Investors, indicating which of the 2006 Investors are related parties.
     c/d. Effective August 1, 2006, the Board of Directors determined that the fair value of the Company’s common stock was $4.75 per share. Other than with respect to two grants of options and a grant of warrants, discussed below, as of August 1, 2006, the Company commenced (i) selling shares of its common stock at $4.75 per share and (ii) granting options and warrants with an exercise price of $4.75 per share.
In July 2006, the Company made an offer of employment to its current Chief Financial Officer. As part of the compensation package, the Chief Financial Officer was offered options to purchase 250,000 shares of the Company’s common stock at an exercise price of $3.50 per share, the fair value of the Company’s common stock as of the date of offer. The Chief Financial Officer commenced his employment on August 7, 2006 and, accordingly, the options were granted on such date at the exercise price previously agreed to.
As described in the prospectus, on August 24, 2006, the Company entered into a settlement agreement (the “Settlement Agreement”) with the Company’s Vice President of Public Relations to settle certain disputes that had arisen between this officer and the Company as to the number of stock options awarded to the officer and the amount of unpaid salary and other compensation owed to the officer since he commenced his employment with the Company in December 1999. The options and warrants granted to the officer pursuant to the Settlement Agreement were issued to settle the disputed items and in consideration for the officer’s release of any claims he may have against the Company related to or arising from his employment or any compensation owed to him. As part of the Settlement Agreement, the Company agreed that the issued options and warrants would be exercisable at $3.50 per share, however, for purposes of determining the fair value of these options and warrants, a fair value of $4.75 for the underlying common stock was used in the valuation model.

Securities and Exchange Commission
August 9, 2007

Exhibit 10.6
6. This exhibit refers to Exhibits A, B, C, D and E, but these exhibits are not on EDGAR. Please re-file the entire agreement, including all attachments, on EDGAR. Also, confirm in your response letter that all agreements filed pursuant to Item 601(b)(10) of Regulation S-K are filed in their entirety.
RESPONSE: In response to the Staff’s comment, the Company has re-filed Exhibit 10.6, including all of the attachments referred to in the agreement. The Company has also re-filed the following exhibits to include all attachments to these agreements:
•	Exhibit 10.5;

•	Exhibit 10.6;

•	Exhibit 10.9;

•	Exhibit 10.10;

•	Exhibit 10.11;

•	Exhibit 10.12;

•	Exhibit 10.13;

•	Exhibit 10.14;

•	Exhibit 10.15;

•	Exhibit 10.16;

•	Exhibit 10.17;

•	Exhibit 10.18;

•	Exhibit 10.19; and

•	Exhibit 10.20.
The Company hereby confirms that all agreements filed pursuant to Item 601(b)(10) of Regulation S-K are filed in their entirety.
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In addition, the Company acknowledges that:
     • should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     • the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     • the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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     Any comments or questions regarding the foregoing should be directed to David E. Wells at (305) 810-2591. Thank you very much for your assistance with this matter.
Sincerely,
/s/ William M. Pinion
William M. Pinon